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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )1

Hypertension Diagnostics, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
44914V 10 4
(CUSIP Number)
Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108
Eagan, Minnesota 55121
Phone: (651-687-9999)

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	44914V 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Mark N. Schwartz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Untied States

	7	SOLE VOTING POWER:

NUMBER OF		40,180,214

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,281,312

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,180,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	90.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.01 par value, of Hypertension Diagnostics, Inc., a Minnesota corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 2915 Waters Road, Suite 108, Eagan, MN 55121.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This amendment to Schedule 13D is being filed by Mark N. Schwartz, a United States citizen.
     (b) The principal office of Mr. Schwartz is 2915 Waters Road, Suite 108, Eagan, MN 55121.
     (c) Mr. Schwartz is CEO and Chairman of the Board of the Issuer.
     (d) - (e) During the last five years, Mr. Schwartz has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
NOT APPLICABLE.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person has no present plans or proposal or specific knowledge that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
     (a) Mr. Schwartz beneficially owns 40,180,214 shares, representing approximately 90.4% of the outstanding and convertible shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 34,297,561 shares of Common Stock outstanding and 845,395 shares of convertible preferred stock (convertible at the rate of 12 for one) of the Issuer outstanding on February 13, 2006. Of the 40,180,214 shares, 35,898,902 shares are deemed owned due to Mr. Schwartz’s voting control of such shares, as set forth in the exhibits as reported by Issuer on its Form 8-K dated 8/28/2003 and reported in Item 4 above.
     (b) Mr. Schwartz has sole voting power with respect to 38,188,722 shares of the Common Stock (including 18,225,907 shares issuable upon exercise of options and warrants to purchase common stock and 1,991,492 Preferred Stock of the Issuer, including options and warrants to purchase 1,146,097 shares of preferred stock, and sole dispositive power with respect to 4,281,312 shares of the Common Stock and Preferred Stock of the Issuer (including 822,379 options to purchase common stock and 51,713 options to purchase preferred stock).

     (c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.
     None.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
     Mr. Schwartz has an irrevocable proxy for a period until August 28, 2007 to vote all of the shares previously owned and acquired by the investors through the Offering. Accordingly, Mr. Schwartz maintains voting power, although not dispositive power, over 33,959,123 shares of Common Stock (including options and warrants to purchase 17,403,528 shares of common stock) and 1,939,779 shares of Preferred Stock (including options and warrants to purchase 1,094,384 shares of preferred stock).
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits have been previously filed and are incorporated herein by reference.

Exhibit	Description
4.1	Voting Agreement dated as of August 28, 2003 by and among the holders of Hypertension Diagnostics, Inc. Series A Convertible Preferred Stock (Incorporated herein by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K dated August 28, 2003 and filed on September 8, 2003.)

4.2	Shareholders’ Agreement dated as of August 28, 2003 by and among Hypertension Diagnostics, Inc. and the holders of Hypertension Diagnostics, Inc. Series A Convertible Preferred Stock. (Incorporated herein by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K dated August 28, 2003 and filed on September 8, 2003.)

4.3	Form of Irrevocable Proxy executed in connection with the Securities Purchase Agreement dated as of August 28, 2003. (Incorporated herein by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K dated August 28, 2003 and filed on September 8, 2003.)

4.4	Form of Irrevocable Proxy dated August 4, 2003 executed by Messrs. Brimmer, Cohn, Guettler, Murphy and Chesney. (Incorporated herein by reference to Exhibit 4.10 to the Issuer’s Current Report on Form 8-K dated August 28, 2003 and filed on September 8, 2003.)

4.5	Conversion and Voting Agreement, dated as of August 1, 2003, between Hypertension Diagnostics, Inc., Alpha Capital Aktiengesellschaft, Stonestreet Limited Partnership and Ellis Enterprises Ltd. (Incorporated herein by reference to Exhibit 4.11 to the Issuer’s Current Report on Form 8-K dated August 28, 2003 and filed on September 8, 2003.)

4.6	Form of Irrevocable Proxy dated August 1, 2003, executed by holders of 8% Convertible Notes. (Incorporated herein by reference to Exhibit 4.12 to the Issuer’s Current Report on Form 8-K dated August 28, 2003 and filed on September 8, 2003.)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

/s/ Mark N. Schwartz
Mark N. Schwartz